Exhibit 99.1

Condensed Consolidated Balance Sheets (Unaudited)

(in CHF thousands)

		As of September 30,	As of December 31,
Balance Sheets	Notes	2022	2021
ASSETS
Non-current assets
Property, plant and equipment	5	4,687	5,116
Right-of-use assets	6	2,491	2,914
Intangible asset	9	50,416	50,416
Long-term financial assets	6	361	363
Total non-current assets		57,955	58,809

Current assets
Prepaid expenses	10	2,888	3,015
Accrued income	3	50	975
Other current receivables	3	4,161	428
Short-term financial assets	11	96,000	116,000
Cash and cash equivalents	11	44,503	82,216
Total current assets		147,602	202,634
Total assets		205,557	261,443

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		1,797	1,794
Share premium		431,303	431,251
Treasury shares	12	(124)	(124)
Currency translation differences		72	—
Accumulated losses		(242,994)	(200,942)
Total shareholders’ equity		190,054	231,979

Non-current liabilities
Long-term lease liabilities	6	1,903	2,340
Net employee defined benefit liabilities	7	—	7,098
Total non-current liabilities		1,903	9,438

Current liabilities
Trade and other payables		1,519	2,003
Accrued expenses	8	10,976	16,736
Deferred income	3	524	717
Short-term lease liabilities	6	581	570
Total current liabilities		13,600	20,026
Total liabilities		15,503	29,464
Total shareholders’ equity and liabilities		205,557	261,443

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(in CHF thousands except for per share data)

		For the Three Months		For the Nine Months
		Ended September 30,		Ended September 30,
	Notes	2022	2021	2022	2021
Revenue
Contract revenue	3	3,934	—	3,934	—
Total revenue		3,934	—	3,934	—

Operating expenses
Research & development expenses		(14,385)	(15,118)	(45,200)	(42,158)
General & administrative expenses		(3,274)	(5,420)	(11,828)	(14,993)
Other operating income/(expense)	3	262	255	944	928
Total operating expenses		(17,397)	(20,283)	(56,084)	(56,223)
Operating loss		(13,463)	(20,283)	(52,150)	(56,223)

Financial income		11	4,424	11	4,424
Financial expense		(77)	(181)	(356)	(408)
Exchange differences		17	122	502	487
Finance result, net	13	(49)	4,365	157	4,503

Loss before tax		(13,512)	(15,918)	(51,993)	(51,720)
Income tax expense		(4)	—	(11)	—
Loss for the period		(13,516)	(15,918)	(52,004)	(51,720)

Loss per share:	4
Basic and diluted loss per share for the period attributable to equity holders		(0.16)	(0.22)	(0.62)	(0.71)

Condensed Consolidated Statements of		For the Three Months		For the Nine Months
Comprehensive Income/(Loss) (Unaudited)		ended September 30,		ended September 30,
(in CHF thousands)	Notes	2022	2021	2022	2021
Loss for the period		(13,516)	(15,918)	(52,004)	(51,720)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences		23	—	72	—
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains on defined-benefit plans (net of tax)	7	178	—	7,559	—
Total comprehensive loss, net of tax		(13,315)	(15,918)	(44,373)	(51,720)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(in CHF thousands)

						Currency
		Share	Share	Treasury	Accumulated	Translation
	Notes	capital	premium	shares	losses	Differences	Total
Balance as of January 1, 2021		1,538	346,890	(100)	(132,850)	—	215,478
Net loss for the period		—	—	—	(51,720)	—	(51,720)
Other comprehensive income/(loss)		—	—	—	—	—	—
Total comprehensive loss		—	—	—	(51,720)	—	(51,720)
		—	—
Share-based payments		—	—	—	3,081	—	3,081
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	12	—	12,097	24	—	—	12,121
Issuance of shares, net of transaction costs:
held as treasury shares	12	48	—	(48)	—	—	—
restricted share awards		1	169	—	(176)	—	(6)
exercise of options		2	265	—	—	—	267
Balance as of September 30, 2021		1,589	359,421	(124)	(181,665)	—	179,221

						Currency
		Share	Share	Treasury	Accumulated	Translation
	Notes	capital	premium	shares	losses	Differences	Total
Balance as of January 1, 2022		1,794	431,251	(124)	(200,942)	—	231,979
Net loss for the period		—	—	—	(52,004)	—	(52,004)
Other comprehensive income/(loss)	7	—	—	—	7,559	72	7,631
Total comprehensive loss		—	—	—	(44,445)	72	(44,373)

Share-based payments		—	—	—	2,441	—	2,441
Issuance of shares, net of transaction costs:
restricted share awards		—	48	—	(48)	—	—
exercise of options		3	4	—	—	—	7
Balance as of September 30, 2022		1,797	431,303	(124)	(242,994)	72	190,054

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in CHF thousands)

		For the Nine Months
		Ended September 30,
	Notes	2022	2021
Operating activities
Loss for the period		(52,004)	(51,720)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	5	1,331	1,411
Depreciation of right-of-use assets	6	423	367
Finance (income), net	13	(743)	(4,954)
Share-based compensation expense		2,441	3,081
Change in net employee defined benefit liability		461	465
Interest expense	13	349	402
Changes in working capital:
(Increase)/decrease in prepaid expenses	10	(165)	1,900
Decrease in accrued income	3	940	1,447
(Increase) in other current receivables		(3,802)	(11)
(Decrease) / increase in accrued expenses	8	(4,440)	2,128
(Decrease) in deferred income	3	(207)	(141)
(Decrease) in trade and other payables		(372)	(1,897)
Cash used in operating activities		(55,788)	(47,522)
Interest received		11	—
Interest paid		(376)	(334)
Finance costs		(8)	(5)
Net cash flows used in operating activities		(56,161)	(47,861)

Investing activities
Short-term financial assets, net	11	20,000	(30,000)
Purchases of property, plant and equipment	5	(1,198)	(1,913)
Rental deposits	6	2	(29)
Net cash flows provided by/(used in) investing activities		18,804	(31,942)

Financing activities
Principal payments of lease obligations	6	(426)	(369)
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	12	—	12,121
Transaction costs associated with issuance of shares in relation to asset acquisition previously recorded in accrued expenses		(776)	—
Proceeds from issuance of common shares		7	261
Net cash flows (used in)/provided by financing activities		(1,195)	12,013

Net decrease in cash and cash equivalents		(38,552)	(67,790)

Cash and cash equivalents at January 1		82,216	160,893
Exchange gain on cash and cash equivalents		839	481
Cash and cash equivalents at September 30		44,503	93,584
Net decrease in cash and cash equivalents		(38,552)	(67,790)

Supplemental non-cash activity
Capital expenditures in Trade and other payables or Accrued expenses	5	7	137

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)
(in CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA was founded in 2003. The Company controls a fully-owned subsidiary, AC Immune USA, Inc. (“AC Immune USA” or “Subsidiary” and, together with AC Immune SA, “AC Immune,” “ACIU,” “Company,” “we,” “our,” “ours,” “us”), which was organized under the laws of Delaware, USA in June 2021. The Company and its Subsidiary form the Group (See “Note 2. Basis of preparation and changes to the Company’s accounting policies”).

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Interim Condensed Consolidated Financial Statements of AC Immune SA as of and for the three and nine months ended September 30, 2022 were authorized for issuance by the Company’s Audit and Finance Committee on October 27, 2022.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Consolidated Financial Statements as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and such financial information should be read in conjunction with the audited consolidated financial statements in AC Immune’s Annual Report on Form 20-F for the year ended December 31, 2021.

Basis of measurement

These Interim Condensed Consolidated Financial Statements have been prepared under the historical cost convention.

Functional and reporting currency

These Interim Condensed Consolidated Financial Statements and accompanying notes are presented in Swiss Francs (CHF), which is AC Immune SA’s functional currency and the Group’s reporting currency. The Company’s subsidiary has a functional currency of the US Dollar (USD). The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2022	2021	2022	2021
CHF/USD
Closing rate, USD 1	0.985	0.943	0.985	0.943
Weighted average exchange rate, USD 1	0.976	0.927	0.962	0.920

Critical judgments and accounting estimates

The preparation of the Company’s Interim Condensed Consolidated Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the Interim Condensed Consolidated Financial Statements and accompanying notes, and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on Licensing and Collaboration Agreements, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) income taxes, (v) share-based compensation, (vi) right-of-use assets and lease liabilities and (vii) our IPR&D asset. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are composed of receivables, short-term and long-term financial assets, cash and cash equivalents, trade and other payables, accrued expenses and lease liabilities. The fair value of these financial instruments approximates their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9, unless otherwise explicitly noted.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021.

The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods, and on foreseeable future transactions.

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from September 30, 2022, after considering the Company’s cash position of CHF 44.5 million and short-term financial assets of CHF 96.0 million as of September 30, 2022. Hence, the unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements and grants. The Company is a clinical-stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

In addition to the foregoing, based on the Company’s current assessment, the Company does not expect any material impact on its long-term development timeline, its liquidity or ability to remain a going concern due to the worldwide spread of the Covid-19 virus. The Company continues to assess the effect on its operations by carefully monitoring the spread of Covid-19 and taking appropriate steps intended to offset any negative impacts from the Covid-19 virus.

3.Contract revenues and other operating income

For the three and nine months ended September 30, 2022, AC Immune generated CHF 3.9 million in contract revenues compared with no contract revenues in the prior comparable periods, respectively.

	For the Three Months
	Ended September 30,
in CHF thousands	2022	2021
Life Molecular Imaging	3,934	—
Total contract revenue	3,934	—

	For the Nine Months
	Ended September 30,
in CHF thousands	2022	2021
Life Molecular Imaging	3,934	—
Total contract revenue	3,934	—

The following table presents changes in the Company’s contract assets and liabilities during the nine months ended September 30, 2022 and 2021:

	Balance at
	the			Balance at
	beginning			the end of
	of the			the
	reporting			reporting
in CHF thousands	period	Additions	Deductions	period
Nine months ended September 30, 2022:
Accrued income	975	1,079	(2,004)	50
Deferred income	717	733	(926)	524

Nine months ended September 30, 2021:
Accrued income	1,591	781	(2,249)	123
Deferred income	306	781	(933)	154

3.1Licensing and collaboration agreements

For a discussion of our licensing and collaboration agreements for the fiscal year ended December 31, 2021, please refer to Note 13.1 “Licensing and Collaboration agreements” of our Annual Report on Form 20-F for the year ended December 31, 2021 filed on March 22, 2022.

During the three and nine months ended September 30, 2022 and 2021, the Company recognized the following contract revenues as a result of performance obligations satisfied in previous periods:

	For the Three Months
	Ended September 30,
in CHF thousands	2022	2021
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	—	—
Performance obligations satisfied in previous periods	3,934	—

	For the Nine Months
	Ended September 30,
in CHF thousands	2022	2021
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	—	—
Performance obligations satisfied in previous periods	3,934	—

As it relates to contract revenue recognition, in September 2022, the Company earned a milestone linked to the progression of the Tau PET Tracer PI-2620 partnered with Life Molecular Imaging (LMI) into late-stage development in Alzheimer’s disease. The Company recorded EUR 4 (CHF 3.9) million in contract revenue for the three and nine months ended September 30, 2022 as a result of achieving this milestone. The Company recorded this EUR 4 (CHF 3.9) million milestone within other current receivables on its condensed consolidated balance sheets as of September 30, 2022.

3.2Grant income

Grants from the Michael J. Fox Foundation

For a discussion of our Grants from the Michael J. Fox Foundation (MJFF) for the fiscal year ended December 31, 2021, please refer to Note 13.2 “Grant Income” of our Annual Report on Form 20-F for the year ended December 31, 2021 filed on March 22, 2022.

In August 2022, the Company received follow-om grant funding as part of its joint arrangement with Skåne University Hospital (Skåne) in Sweden totaling USD 0.5 (CHF 0.5) million for the continued development of its alpha-synuclein PET imaging diagnostic agent. As part of this grant, AC Immune received USD 0.4 (CHF 0.4) million directly from the MJFF. Skåne will receive USD 0.1 (CHF 0.1) million of the total grant directly from the MJFF duration of the grant period.

For the three months ended September 30, 2022 and 2021, the Company has recognized CHF 0.2 million in grant income, respectively. For the nine months ended September 30, 2022 and 2021, the Company has recognized CHF 0.8 million in grant income, respectively. As of September 30, 2022, the Company has recorded CHF 0.5 million in deferred income, respectively.

Grant from the Target ALS Foundation

For a discussion of our Grants from the Target ALS Foundation (Target ALS) for the fiscal year ended December 31, 2021, please refer to Note 13.2 “Grant Income” of our Annual Report on Form 20-F for the year ended December 31, 2021 filed on March 22, 2022.

For the three and nine months ended September 30, 2022 and 2021, the Company recognized less than CHF 0.1 million and CHF 0.1 million, respectively. As of September 30, 2022, the Company has recorded less than CHF 0.1 million in deferred income.

4.Loss per share

	For the Three Months
	Ended September 30,
in CHF thousands except for share and per share data	2022	2021
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(13,516)	(15,918)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	83,590,948	72,887,967
Basic and diluted loss per share for the period attributable to equity holders	(0.16)	(0.22)

	For the Nine Months
	Ended September 30,
in CHF thousands except for share and per share data	2022	2021
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(52,004)	(51,720)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	83,537,655	72,638,698
Basic and diluted loss per share for the period attributable to equity holders	(0.62)	(0.71)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	For the Three Months
	Ended September 30,
	2022	2021
Share options issued and outstanding	97,875	1,267,924
Restricted share awards subject to future vesting	240,923	1,244

	For the Nine Months
	Ended September 30,
	2022	2021
Share options issued and outstanding	148,617	1,172,439
Restricted share awards subject to future vesting	85,829	8,106

5.Property, plant and equipment

The following table shows the movement in the net book values of property, plant and equipment for the nine months ended September 30, 2022:

	As of September 30, 2022
		IT	Lab	Leasehold	Assets Under
in CHF thousands	Furniture	Equipment	Equipment	Improvements	Construction	Total
Acquisition Cost
Balance at December 31, 2021	263	1,756	9,142	810	695	12,666
Additions	19	149	559	165	10	902
Transfers	—	4	47	646	(697)	—
Balance at September 30, 2022	282	1,909	9,748	1,621	8	13,568

Accumulated depreciation
Balance at December 31, 2021	(106)	(1,316)	(5,739)	(389)	—	(7,550)
Depreciation expense	(39)	(215)	(966)	(111)	—	(1,331)
Balance at September 30, 2022	(145)	(1,531)	(6,705)	(500)	—	(8,881)

Carrying Amount
December 31, 2021	157	440	3,403	421	695	5,116
September 30, 2022	137	378	3,043	1,121	8	4,687

AC Immune continues to enhance its laboratory equipment to support its R&D functions and IT equipment. This effort has continued since the year ended December 31, 2021, with CHF 0.8 million invested in lab equipment, including the expansion of our leased lab space, and IT equipment, representing an increase of 7.0% from the beginning of the year in these categories.

6.Right-of-use assets, long-term financial assets and lease liabilities

AC Immune recognized no additions for its right-of-use of leased assets for the nine months ended September 30, 2022.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 2.5% for buildings, 5.3% for office equipment and 2.6% for IT equipment, respectively.

The following table shows the movements in the net book values of right-of-use of leased assets for the nine months ended September 30, 2022:

		Office	IT
in CHF thousands	Buildings	Equipment	Equipment	Total
Balance as of December 31, 2021	2,776	98	40	2,914
Depreciation	(395)	(17)	(11)	(423)
Balance as of September 30, 2022	2,381	81	29	2,491

There are no variable lease payments that are not included in the measurement of lease obligations. All extension options have been included in the measurement of lease obligations.

For the three and nine months ended September 30, 2022, and 2021, the impact on the Company’s condensed consolidated statements of income/(loss) and the condensed consolidated statements of cash flows is as follows:

	For the Three Months
	Ended September 30,
in CHF thousands	2022	2021
Statements of income/(loss)
Depreciation of right-of-use assets	142	141
Interest expense on lease liabilities	17	17
Expense for short-term leases and leases of low value	212	231
Total	371	389

Statements of cash flows
Total cash outflow for leases	371	389

	For the Nine Months
	Ended September 30,
in CHF thousands	2022	2021
Statements of income/(loss)
Depreciation of right-of-use assets	423	367
Interest expense on lease liabilities	53	47
Expense for short-term leases and leases of low value	559	587
Total	1,035	1,001

Statements of cash flows
Total cash outflow for leases	1,037	1,001

The following table presents the contractual undiscounted cash flows for lease obligations as of September 30, 2022:

As of
in CHF thousands	September 30, 2022
Less than one year	638
1-3 years	1,238
3-5 years	748
Total	2,624

The Company also has deposits in escrow accounts totaling CHF 0.4 million for leases of the Company’s premises as of both September 30, 2022 and December 31, 2021, respectively. These deposits are presented in Long-term financial assets on the Company’s condensed consolidated balance sheets.

7.Net employee defined benefit liabilities

The Company used its independent actuaries to update the calculation of the defined benefit obligation and plan assets in Q2 2022. For the three and nine months ended September 30, 2022, the Company recognized a remeasurement gain of CHF 0.2 million and CHF 7.6 million on the Company’s condensed consolidated statements of comprehensive income/(loss) related to its net employee defined benefit liability, respectively. The primary component of the remeasurement gain as for the nine months period ended September 30, 2022 relates to the increase in the discount rate by 195 basis points to 2.25% from 0.3% as of December 31, 2021.

The resulting impact as a result of the asset ceiling test is to record nil for the net employee defined benefit liability on the Company’s condensed consolidated balance sheets as of September 30, 2022 compared to CHF 7.1 million as of December 31, 2021.

8.Accrued expenses

	As of
	September 30,	December 31,
in CHF thousands	2022	2021
Accrued Expenses	10,976	16,736
Total	10,976	16,736

The Company paid CHF 3.7 million in the period for a previous accrual associated with our cost sharing arrangement with Janssen and CHF 2.3 million related to performance-related remuneration for the nine months ended September 30, 2022.

9.Intangible assets

AC Immune’s acquired IPR&D asset is a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease. The asset is not yet ready for use until the asset obtains market approval and is therefore not currently being amortized. The carrying amount and net book value are detailed below:

	As of September 30, 2022			As of December 31, 2021
	Gross			Gross
	Carrying	Accumulated	Net Book	Carrying	Accumulated	Net Book
In CHF thousands	Amount	Amortization	Value	Amount	Amortization	Value
Acquired IPR&D Asset	50,416	—	50,416	50,416	—	50,416
Total Intangible Assets	50,416	—	50,416	50,416	—	50,416

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has determined the IPR&D asset not to be impaired as of September 30, 2022.

10.Prepaid expenses

Prepaid expenses include prepaid R&D costs, administrative costs and employee social obligations totaling CHF 2.9 million and CHF 3.0 million as of September 30, 2022 and December 31, 2021, respectively.

11.Cash and cash equivalents and financial assets

The following table summarizes AC Immune’s cash and cash equivalents and short-term financial assets as of September 30, 2022 and December 31, 2021:

	As of
in CHF thousands	September 30, 2022	December 31, 2021
Cash and cash equivalents	44,503	82,216
Total	44,503	82,216

	As of
in CHF thousands	September 30, 2022	December 31, 2021
Short-term financial assets due in one year or less	96,000	116,000
Total	96,000	116,000

For the nine months ended September 30, 2022, the Company sold a net CHF 20.0 million in short-term financial assets compared with purchasing a net CHF 30.0 million for the prior period.

12.Treasury shares

For a discussion of our at the market offering program with Jefferies LLC for the fiscal year ended December 31, 2021, please refer to Note 11 “Share capital” of our Annual Report on Form 20-F for the year ended December 31, 2021 filed on March 22, 2022.

As of September 30, 2022, the Company has 6,221,617 treasury shares remaining.

13.Finance result, net

For the three months ended September 30, 2022 and 2021, AC Immune recorded less than CHF 0.1 million in net financial losses and CHF 4.4 million in net financial gains, respectively. The Company recorded CHF 4.4 million in finance income associated with the change in fair value of derivative financial assets in the prior period which did not repeat in the current period.

For the nine months ended September 30, 2022 and 2021, the Company recorded CHF 0.2 million and CHF 4.5 million in net financial gains, respectively. The Company recorded CHF 4.4 million in finance income associated with the change in fair value of derivative financial assets in the prior period which did not repeat in the current period.

14.Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these Interim Condensed Consolidated Financial Statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these Interim Condensed Consolidated Financial Statements.